     Exhibit No. 99

Office of the Chief Accountant
Securities and Exchange Commission
Washington D.C. 20549

March 29, 2002

Dear Sir/Madam:

Arthur Andersen LLP has represented to The Middleby Corporation and Subsidiaries that its audit was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,

/s/ David B. Baker
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Vice President and
Chief Financial Officer
The Middleby Corporation